 Filed pursuant to Rule 253(g)(2)

File No. 024-11305

SUPPLEMENT NUMBER 2 DATED JANUARY 19, 2022

TO THE

OFFERING CIRCULAR DATED JUNE 1, 2021

OF

MONOGRAM ORTHOPAEDICS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated June 1, 2021 of Monogram Orthopaedics, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Company previously filed a supplement on December 23, 2021 announcing a final closing date of January 27, 2022. Due to fundraising delays caused by COVID-19, the Company has determined it is in its best interest to extend the offering such that the last day on which subscriptions will be accepted is February 18, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series B Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after February 18, 2022 (the “Termination Date”). Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.